Exhibit 4.13

AGREEMENT REGARDING CHARTER BROKERAGE

This Agreement in made on January 1, 2018 between:

1.	COSTAMARE SHIPPING COMPANY S.A., Panama City, Panama (hereinafter the “Vessel Manager”); and

2.	Blue Net Chartering GmbH & Co. KG, Elbchaussee 370, 22609 Hamburg (hereinafter “Blue Net”).

The Vessel Manager and Blue Net are hereinafter collectively referred to as the “Parties”.

Preamble

A.	The Vessel Manager has, as of the date of this Agreement, been entrusted by each Owner (as defined below) with the right to negotiate Charters (as such term is defined below) under a certain written agreement made between each Owner and the Vessel Manager (hereinafter individually being referred to as the Main Brokerage Agreement and collectively the Main Brokerage Agreements).

B.	Vert S.A. is a limited partner of Blue Net (hereinafter called “Vert”) and under clause 17.2 of the partnership agreement dated 12.12 2017 made between Vert and Peter Döhle Schiffahrts-KG (the Partnership Agreement) has agreed to procure that the Vessel Manager appoints Blue Net (on behalf of each Owner) as each Owner’s agent in relation to the negotiation of any Charter (as such term is defined below).

C.	This Agreement satisfies Vert’s obligation under clause 17.2 of the Partnership Agreement in relation to the Vessel Manager.

Having outlined these facts, the Parties now agree as follows:

1.	Definitions

1.1	In addition to terms defined in other provisions of this Agreement, in this Agreement:

Active Costamare Vessel means each Costamare Vessel to which Blue Net provides both the services under clause 2.1.1 and Market Research.

Active Service Fee means, in relation to a Period, the fee payable to Blue Net by an Owner in respect of its Active Costamare Vessel in accordance with clause 3 hereof for that Period.

Annex A means the list attached hereto on the date of this Agreement and marked as “Annex A” and the same shall be substituted from time to time in accordance with clause 4.3 hereof.

Charter means, in relation to a Costamare Vessel, any charter or contract for the use, employment or operation of that Costamare Vessel or the carriage of cargo or the provision of services by or from it and includes any agreement for pooling or sharing income derived from any such charter or contract.

Costamare Vessel means each vessel owned or demise chartered-in by an Owner and Costamare Vessels means collectively all or any of them (which on the date of this Agreement are the vessels set out in Annex A under the column “Name of Costamare Vessel” and after the date of this Agreement are the vessels set out in Annex A as updated from time to time pursuant to clause 4 hereof).

Fee means, in relation to a Costamare Vessel and a Period, the Active Service Fee or the Passive Service Fee payable in respect of such Costamare Vessel for that Period.

First Period means the period commencing on the date of this Agreement and ending on 31 December 2018.

Main Brokerage Agreement and Main Brokerage Agreements have the meaning ascribed thereto in the Preamble of this Agreement, as the same may be amended, supplemented, restated and/or novated from time to time.

Market Research means the services enumerated in clauses 2.1.2(a) to 2.1.2(e) (inclusive) of this Agreement.

Owner means the registered owner or disponent owner of a Costamare Vessel and Owners means collectively all or any of them (which on the day of this Agreement are the companies listed in Annex A under the column “Owner”).

Partnership Agreement has the meaning ascribed thereto in the Preamble of this Agreement and includes any amendment, supplement, restatement and/or novation thereof from time to time.

Passive Costamare Vessel means, at any relevant time, each Costamare Vessel which is not an Active Costamare Vessel at the time;

Passive Service Fee means, in relation to a Period, the fee payable to Blue Net by an Owner in respect of its Passive Costamare Vessel in accordance with clause 3 hereof for that Period.

Payment Date means, in relation to a Period, each of 1 January, 1 April, 1 July and 1 October falling during that Period.

Period means the First Period or any Subsequent Period.

Subsequent Period means each annual period (commencing on 1 January and ending on 31 December) falling after the Second Period, the first such period commencing on 1 January 2019.

Total Loss means, in relation to a Costamare Vessel, its:

(a)	actual, constructive, compromised or arranged total loss; or

(b)	requisition for title, confiscation or other compulsory acquisition by a government entity;

Vert has the meaning ascribed thereto in the Preamble of this Agreement and includes its successors in title.

1.2	In this Agreement, unless otherwise indicated, the singular includes the plural and plural the singular; words importing any gender include the other gender; references to statutes or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending or replacing the statute or regulation referred to; the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”; references to agreements, other contractual instruments, charter documents, schedules and any budget shall be deemed to include all subsequent amendments, extensions and other modifications to such instruments, documents, schedules and any budget (without, however, limiting any prohibition on any such amendments, extensions and other modifications by the terms of this Agreement); and references to persons include their respective permitted successors and assigns and, in the case of governmental persons, persons succeeding to their respective functions and capacities.

2.	Scope

2.1	The Vessel Manager, acting as disclosed agent for each Owner, hereby appoints Blue Net (on behalf of each Owner) to act as the charter broker of each such Blue in connection with its Costamare Vessel always provided that Blue Net strictly complies with the provisions of this clause 2 and obtains the relevant Owner’s prior written approval in respect of the terms of a recap and execution of a Charter. In particular, the Vessel Manager appoints Blue Net to:

2.1.1	regarding the Active Costamare Vessels, negotiate Charters for such Costamare Vessel, each such Charter to be made between the relevant Owner and the respective charterer; and

2.1.2	regarding all Costamare Vessels, provide market research as follows:

(a)	systematically monitor and archive container vessel fixtures worldwide and provide a daily view on the latest market developments as well as a fixture history per Costamare Vessel;

(b)	maintain an overview of the development of the global container vessel fleet by vessel type, owner, charter and other characteristics;

(c)	closely monitor fleet additions and deletions and develop forecast on container fleet developments;

(d)	upon demand, compile analysis on container vessel utilization patterns, new trade lines and growth rates by region; and

(e)	analyse the behaviour of competitors.

2.2	In the course of the negotiation of each Charter under clause 2.1.1, Blue Net shall:

2.2.1	negotiate the conditions of that Charter and/or a charterparty (proforma) on behalf of the relevant Owner with the respective charterer, subject to the Vessel Manager’s prior written approval (or that of the Vessel Manager’s designated agent) of the terms of that Charter and/or charterparty (proforma);

2.2.2	send messages (including an offer or a counter to an offer or other) to the relevant charterer (whether directly or through that charterer’s agent or otherwise), subject to the Vessel Manager’s prior written approval (or that of the Vessel Manager’s designated agent) of the terms of any message (being an offer or a counter to an offer or other);

2.2.3	agree a recap or execute a Charter, subject to the Vessel Manager’s prior written approval;

2.3	It is agreed by the Parties that only the relevant Owner will:

2.3.1	prepare the final wording of a Charter (through the Vessel Manager or its designated agent);

2.3.2	perform the post-fixture management and/or the accounting of a Charter, in each case without any involvement of Blue Net.

2.4	Blue Net may engage or instruct any third party to perform any of the services it shall be performing under this Agreement or grant any substitute power of attorney in respect thereof, subject to the Vessel Manager’s prior written approval (or that of the Vessel Manager’s designated agent) and provided that in the event approval is granted, Blue Net shall remain fully responsible and liable for the due performance of this Agreement.

2.5	The appointment under clause 2.1.1 in respect of a Costamare Vessel shall apply immediately, unless such Costamare Vessel is subject to an existing charter commitment on the date of this Agreement, in which case the appointment under clause 2.1.1 in respect of such Costamare Vessel shall commence (and such vessel shall become an Active Costamare Vessel) on the first day of the financial quarter of Blue Net starting immediately after the the date falling 60 days before the earliest redelivery date under the applicable charter commitment for Costamare Vessels with capacity in excess of 3,000 TEU and 30 days before the earliest redelivery date under the applicable charter commitment for Costamare Vessels with capacity up to 3,000 TEU unless an option to extend already included in such charter commitment is exercised.

3.	Service Fee

3.1	Subject to clauses 3.3 to 3.5 (inclusive), Blue Net shall receive for each Active Costamare Vessel:

(a)	for the First Period, a fee of EUR 13,074.00 (in words: Euro thirteen thousand forty seven) being due and payable within 20 calendar days after signing by all parties of this Agreement; and

(b)	for each Subsequent Period, the fee agreed between Blue Net and the Vessel Manager for for that Subsequent Period as soon as practicably possible before expiration of the preceding Period.

3.2	Subject to clauses 3.3 to 3.5 (inclusive), Blue Net shall receive for each Passive Costamare Vessel:

(a)	for the First Period, a fee of EUR 1,644.00 (in words: Euro one thousand six hundred and forty-four) being due and payable within 20 calendar days after signing by all parties of this Agreement; and

(b)	for each Subsequent Period, the fee agreed between Blue Net and the Vessel Manager for that Subsequent Period as soon as practicably possible before expiration of the preceding Period.

3.3	In the event that a Costamare Vessel becomes subject to this Agreement after the commencement of a Period (which for the avoidance of doubt includes the circumstances set out in clause 2.5 hereof as regards the application or not of the Active Service Fee for such vessel), the relevant Fee payable in relation to such Costamare Vessel shall be a fraction of such Fee (for the purposes of this Agreement, “fraction” means a fraction that has as numerator the actual days such Costamare Vessel is subject to this Agreement for that Period and as denominator the full days of that Period for which the full relevant Fee is payable under clause 3 hereof) and shall be due and payable on the next Payment Date of that Period falling after the later of (i) the date that vessel becomes subject to this Agreement and (ii) that vessel is added to Annex A in accordance with clause 4 hereof.

3.4	In the event that a Costamare Vessel is removed from this Agreement (as evidenced by such vessel being removed from Annex A) prior to the end of a Period, the Fee payable by the relevant Owner for such Costamare Vessel shall be the fraction of the Fee payable for such Period and on the next Payment Date of such period falling due after such vessel’s removal:

(i)	if the amounts paid by such Owner under this Agreement for such Period are less than the fraction of the Fee due for such Period, that Owner shall pay to Blue Net the amount by which the amounts already paid are short of such fraction of the relevant Fee; or

(ii)	if the amounts paid by such Owner under this Agreement for such

Period are in excess of the fraction of the relevant Fee due for such Period, Blue Net shall refund to that Owner an amount equal to such excess.

3.5	Subject always to clauses 3.3 and 3.4, for the avoidance of any doubt, upon a Costamare Vessel becoming an Active Costamare Vessel after being a Passive Costamare Vessel for the purposes of this Agreement (which includes the circumstances set out in clause 2.5 hereof), the relevant Owner shall be liable to pay to Blue Net in respect of such Costamare Vessel the relevant fraction of the Active Service Fee for that vessel minus any part of the Passive Service Fee for that vessel already paid by that Owner under this Agreement.

4.	Addition or, as the case may be, removal from this Agreement of a Costamare Vessel

4.1	A Costamare Vessel will be added to Annex A at the time the relevant Owner enters into a Main Brokerage Agreement with the Vessel Manager in respect to that Costamare Vessel.

4.2	A Costamare Vessel shall cease being subject to the terms of this Agreement upon the earlier of:

4.2.1	that Costamare Vessel being sold to a person that is not a party to a Main Brokerage Agreement;

4.2.2	that Costamare Vessel becoming a Total Loss;

4.2.3	that Costamare Vessel no longer being subject to a Main Brokerage Agreement; and

4.2.4	the Parties agreeing in writing to this effect.

4.3	If a Costamare Vessel is being added or removed from Annex A in accordance with the terms of this clause 4 or otherwise, the Vessel Manager shall arrange on a quarterly basis for a new table in the form of Annex A to be prepared and for such new table to be substituted in the place of the existing form of Annex A at the time. The substitution of Annex A shall be deemed to be complete upon receipt of the new table by Blue Net in the form of Annex A. From the day of such substitution, the new table will be Annex A for the purposes of this Agreement.

5.	Termination of this Agreement

This Agreement can be terminated by the Vessel Manager by giving three months prior notice in writing to Blue Net. This Agreement can also be terminated in writing at any time for good cause (Kündigung aus wichtigem Grund). Good cause is shown in particular in the following events:

(i)	termination of all Main Brokerage Agreements;

(ii)	the Vessel Manager not being appointed by any Owner under a Main Brokerage Agreement;

(iii)	termination of the Partnership Agreement by Vert; and/or

(iv)	filing of a petition to open insolvency proceedings (Insolvenzantrag) against the assets of the other Party or the rejection of insolvency proceedings for lack of assets of the other Party.

6.	Charter allocation

6.1	The Vessel Manager acknowledges that from time to time during this Agreement Blue Net may act as charter broker to vessels other than the Costamare Vessels.

6.2	Blue Net hereby agrees and undertakes to the Vessel Manager (as agent for the Owners) that when a Costamare Vessel is, or is to be, released from any Charter, Blue Net will act equitably when deciding whether to allocate to that Costamare Vessel any charter available at the time for a vessel like that Costamare Vessel.

6.3	In acting equitably pursuant to clause 6.2 in allocating a charter to the most appropriate vessel it acts as charter broker for, Blue Net shall take into account which of the vessels it acts as charter broker for is, among others:

6.3.1	without employment the longest;

6.3.2	meeting the required specification best; and/or

6.3.3	geographically closest to the delivery place.

6.4	Notwithstanding clauses 6.2 and 6.3, Blue Net hereby undertakes to the Vessel Manager (as agent for the Owners) that if on expiry of a Charter for a Costamare Vessel the relevant charterer goes into the market for a similar vessel, Blue Net should reoffer to that charterer the same Costamare Vessel and no other vessel for which it may be acting as a charter broker at the time.

7.	Final Provisions

7.1	No collateral agreements have been concluded. Alterations and supplements to this Agreement must be made in writing. This Agreement can be signed in counterparts which together will constitute one instrument.

7.2	This Agreement cannot be assigned or transferred by either Party without the other Party’s prior written consent. Blue Net cannot subcontract any of the services to be performed by it under this Agreement, without the prior written consent of the Vessel Manager.

7.3	Venue for all disputes arising from and with connection to this Agreement is Hamburg, Germany, unless otherwise compulsory stipulated.

7.4	This Agreement is governed by German law to the exclusion of conflict rules (Kollisionsnormen). This Agreement is made in the English language. Terms to which a German term has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German translation.

7.5	Should a provision of this Agreement or a provision later on included in this Agreement be or become null and void as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions. Instead of the null and void provision, or in order to fill the gap, such valid and practicable regulation is deemed to be agreed with effect ex tunc which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered the point at the time of conclusion of this Agreement. If the nullity of a provision is due to a measure of performance or time (period or deadline) laid down in this provision, then the provision is deemed to be agreed with a legally permissible measure which comes closest to the original measure.

Athens , 1 January 2018	Hamburg , 18 12 2017
Place, Date	Place, Date

/s/ Konstantinos Konstantakopoulos	/s/ Niclas Ahrens
Costamare Shipping Company S.A.	Blue Net Chartering GmbH & Co. KG

For and on behalf of the Owners as of the date of this Agreement	/s/ Morten S. Kristensen